Shareholder meeting

On March 27, 2007, the Annual Meeting of the Fund was held to elect three Trustees.

Proxies covering 80,663,314 shares of beneficial interest were voted at the meeting. The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                            WITHHELD
                           FOR              AUTHORITY
                           ----------       ---------
James R. Boyle             75,242,548       5,420,765
Patti McGill Peterson      75,251,310       5,412,003
Steven R. Pruchansky       75,271,428       5,391,885